UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LAUREATE EDUCATION, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.004 Per Share

(Title of Class of Securities)

518613203

(CUSIP Number)

Jason M. Colombo
Point72 Asset Management, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 518613203	Page 2 of 17 Pages
1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D
CUSIP No. 518613203	Page 3 of 17 Pages
1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D
CUSIP No. 518613203	Page 4 of 17 Pages
1	NAME OF REPORTING PERSON Cohen Private Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 126,199,174 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 16,005,532 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,199,174 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D
CUSIP No. 518613203	Page 5 of 17 Pages
1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 126,199,174 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 16,005,532 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,199,174 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.0% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note:
This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and restates the Amendment No. 1 to Schedule 13D filed by the Reporting Persons on February 16, 2017.
This Amendment No. 2 is being filed primarily to reflect (i) that there has been a change in the percentage of Class A Common Stock (as defined below) beneficially owned by the Reporting Persons as a result of the change in the number of shares of Class A Common Stock outstanding as of April 23, 2018, and (ii) the transfer of limited partnership interests in Wengen (as defined below) by certain funds managed by Point72 Asset Management, L.P. (“Point72 Asset Management”) to certain other funds managed by Cohen Private Ventures, LLC (“Cohen Private Ventures”), an affiliate of Point72 Asset Management.  As a result of such transfer, Point72 Asset Management and Point72 Capital Advisors, Inc. (“Point72 Capital Advisors”) no longer beneficially own any securities of the Issuer and Cohen Private Ventures may be deemed to beneficially own the securities of the Issuer underlying such transferred limited partnership interests, as described in this Amendment No. 2.

Item 1.   Security and Issuer.
This Statement on Schedule 13D (this “Statement”) relates to the shares of Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 650 S. Exeter Street, Baltimore, Maryland 21202.
Item 2.   Identity and Background.
(a) This Statement is filed by Point72 Asset Management, Point72 Capital Advisors, Cohen Private Ventures and Steven A. Cohen (“Mr. Cohen”)(Mr. Cohen together with Point72 Asset Management, Point72 Capital Advisors and Cohen Private Ventures, the “Reporting Persons”) with respect to the Class A Common Stock beneficially owned by the Wengen Investors (as defined below) (which term includes the Reporting Persons) and the Class A Common Stock beneficially owned directly by the Reporting Persons.
Pursuant to investment management agreements, each of Point72 Asset Management and Cohen Private Ventures maintains investment and voting power with respect to the securities held by certain investment funds it manages.  As described above, limited partnership interests in Wengen were previously held by investment funds managed by Point72 Asset Management and are currently held by investment funds managed by Cohen Private Ventures.  Point72 Capital Advisors is the general partner of Point72 Asset Management.  Steven A. Cohen is the sole director of Point72 Capital Advisors and the sole member of Cohen Private Ventures.
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
(b) The address of the principal business office of the Reporting Persons is 72 Cummings Point Road, Stamford, CT 06902.

(c) The principal business of each of Point72 Asset Management and Cohen Private Ventures is to serve as an investment manager to one or more private investment funds and to control the investing and trading in securities by these private investment funds.  The principal business of Point72 Capital Advisors is to serve as the general partner of Point72 Asset Management.  The principal business of Steven A. Cohen is to serve as a principal of Point72 Asset Management, Cohen Private Ventures and other affiliated entities.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Except as set forth below, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  On January 8, 2016, the SEC issued an order accepting an offer of settlement from Steven A. Cohen related to allegations that Steven A. Cohen failed reasonably to supervise an employee of an investment adviser controlled by Steven A. Cohen with a view to preventing such employee’s violation of the securities laws.  The order prohibited Steven A. Cohen from being associated in a supervisory capacity with any investment adviser, broker or dealer until December 31, 2017.  See Advisers Act Release No. IA-4307 (January 8, 2016).
(f) Point72 Asset Management is a Delaware limited partnership.  Point72 Capital Advisors is a Delaware corporation.  Cohen Private Ventures is a Delaware limited liability company.  Steven A. Cohen is a United States citizen.
Item 3.   Source and Amount of Funds or Other Considerations.
The information set forth in Items 5 and 6 of this Statement is hereby incorporated by reference into this Item 3.
Certain investors, including certain investment funds and other investors affiliated with or managed by Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), Cohen Private Ventures, Bregal Investments, Inc. (together with its affiliates, “Bregal”), StepStone Group LP (together with its affiliates, “StepStone”), Sterling Fund Management, LLC (together with its affiliates and investment funds managed by it, “Sterling”) and Snow Phipps Group, LLC (together with its affiliates, “Snow Phipps” and, collectively with KKR, Cohen Private Ventures, Bregal, StepStone and Sterling, the “Wengen Investors”) hold interests in the Issuer through Wengen Alberta, Limited Partnership (“Wengen”).  Wengen acquired its interests in the Issuer in August 2007 in a leveraged buyout for an aggregate total purchase price of $3.8 billion, including $1.7 billion of debt, all of which has been refinanced or replaced.
On February 6, 2017, the Issuer completed an initial public offering (the “IPO”) of Class A Common Stock, the proceeds of which are primarily intended to be used to repay certain indebtedness of the Issuer. In connection with the IPO, the Issuer effected a recapitalization of its common stock into two classes of common stock, Class A Common Stock and Class B Common Stock (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), which Class B Common

Stock is convertible on a one-for-one basis into shares of Class A Common Stock at the option of the holder or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.
Item 4.   Purpose of Transaction.
The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.
The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Wengen Securityholders Agreement (defined below), the Preferred Stockholders Agreement (defined below), the other documents described herein, and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, and subject to the terms of the documents described above, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer, dispose, or cause affiliates to dispose, of some or all of the Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof).
In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.
Andrew Cohen, Managing Director of Cohen Private Ventures, is currently a member of the board of directors of the Issuer.
Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, each of the other individuals named in Item 2 above, have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5.   Interest in Securities of the Issuer.
The information set forth in Items 2, 3 and 6 of this Statement and the cover pages of this Statement is hereby incorporated by reference into this Item 5.
a) and b).  Cohen Private Ventures and Mr. Cohen may be deemed to beneficially own an aggregate of 126,199,174 shares of Class A Common Stock, which represents, in the aggregate, approximately 58.0% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, (the “Exchange Act”), as a result of their indirect ownership of Class B Common Stock through Wengen and Class B Common Stock and Class A Common Stock through an investment vehicle they control.
Wengen beneficially owns an aggregate of 126,189,616 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (“Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and as a result, the Wengen Investors, including Cohen Private Ventures and Mr. Cohen, may be deemed to have shared voting power over the 126,189,616 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations.  As a result of such provisions, of the 126,189,616 shares of Class B Common Stock held by Wengen, Cohen Private Ventures and Mr. Cohen may be deemed to have shared voting and investment power over 15,995,974 shares of Class B Common Stock owned directly by Wengen, equal to 7.4% of the total Common Stock.  Cohen Private Ventures and Mr. Cohen may be deemed to have shared voting and investment power over another 6,498 shares of Class B Common Stock owned directly by an investment fund controlled by Cohen Private Ventures and Mr. Cohen, equal to less than 0.1% of the total Common Stock.  The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below.
Cohen Private Ventures and Mr. Cohen may be deemed to have shared voting and investment power over 3,060 shares of Class A Common Stock owned directly by an investment fund controlled by Cohen Private Ventures and Mr. Cohen, equal to less than 0.1% of the total Common Stock.

The aggregate percentage of beneficial ownership in this Statement for purposes of calculations under Rule 13d-3 is based on 217,614,101 shares of Class A Common Stock, which includes (1) 55,275,228 shares of Class A Common Stock outstanding as of April 20, 2018 plus 36,142,759 shares of Class A Common Stock issued by the Issuer on April 23, 2018, as set forth in the Form S-3 Registration Statement filed by the Issuer on April 23, 2018, (2) 126,189,616 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen and (3) 6,498 shares of Class A Common Stock that an investment fund controlled by Cohen Private Ventures and Mr. Cohen may acquire upon the conversion of the Class B Common Stock owned by such investment fund.  The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.
Cohen Private Ventures and Mr. Cohen may be deemed to be the beneficial owner of the securities held directly by the Wengen Investors and Wengen, in each case, as described more fully in this Statement.
The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.
Wengen, the other Wengen Investors and certain of their affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.
None of the other persons named in Item 2 beneficially owns any shares of Class A Common Stock.
(c)   Except as set forth in this Statement, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.
(d)   To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein other than, with respect to the securities held directly by Wengen, the Wengen Investors and the other investors in Wengen and their respective affiliates.
(e)   Not applicable.
Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Lock Up Agreement

In connection with the IPO, Wengen and certain officers and directors of the Issuer entered into a lock-up agreement and agreed with the underwriters, subject to certain exceptions, not to (i) offer, sell, contract to sell, pledge or otherwise transfer or dispose of, directly or indirectly, any Common Stock or securities convertible into or exchangeable or exercisable for any Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, or (ii) make any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for the Common Stock (other than a demand under any registration rights agreement with the Issuer in effect on the date of lock-up, for registration of securities after the expiration of the lock-up), in each case, during the period from the date of the lock-up agreement continuing through the date 180 days after January 31, 2017 (the “Lock-Up Period”), except with the prior written consent of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Barclays Capital Inc.

The foregoing description of the lock-up agreement is qualified in its entirety by reference to the form of the lock-up agreement, which is filed as Exhibit J to this Schedule 13D and incorporated by reference herein.

Wengen Securityholders’ Agreement

In connection with the consummation of the IPO, the Issuer entered into the Amended and Restated Securityholders Agreement, dated as of February 6, 2017 (the “Wengen Securityholders Agreement”), with Wengen, Wengen GP and the investors in Wengen, including the Wengen Investors.  Such agreement will terminate with respect to any investor in Wengen at such time as such investor no longer owns any Common Stock either indirectly through Wengen or directly as a result of a distribution of shares of Common Stock from Wengen, or, following the second anniversary of the IPO, upon notice to Wengen if such investor ceases to beneficially own at least one percent of the outstanding Common Stock.

Board Designation Rights

In general, the Wengen Securityholders Agreement provides, among other things, that until such time as Wengen or its investors cease to own 40% of the Issuer’s Common Stock, Wengen GP (or, upon any dissolution of Wengen, the investors in Wengen) will have the right to designate a number of directors to the Issuer’s board of directors equal to Wengen’s and its investors’ proportionate share of the economic ownership of the Issuer’s Common Stock (the “Wengen Directors”), and the size of the board of directors of the Issuer may not be increased or decreased without the approval of the majority in interest of the investors in Wengen.  The agreement further provides that KKR, Sterling, Bregal and Cohen Private Ventures will each have the right to designate one such Wengen Director to the Issuer’s board of directors, in each case, until such time as such investor ceases to beneficially own a minimum of 5,357,143 shares of Common Stock.  The remaining Wengen Directors will be designated by Wengen GP, as chosen by a vote of the majority in interest of the investors in Wengen.  Initially, the Wengen Directors consist of Steven Taslitz (as the designee of Sterling), William Cornog (as the designee of KKR), Andrew Cohen (as the designee of Cohen Private

Ventures) and Quentin Van Doosselaere (as the designee of Bregal), as well as Brian Carroll, Pedro del Corro and Ian Snow, as the remaining designees.  Wengen GP has further agreed to cause all shares of Wengen to be voted in favor of the Wengen Directors identified by each of KKR, Sterling, Bregal and Cohen Private Ventures and also to vote all shares of Common Stock owned by Wengen to elect Douglas L. Becker as a director of the Issuer, so long as he remains the Chief Executive Officer of the Issuer.

Restrictions on Transfer

Following the conclusion of the Lockup Period described above and provided the Preferred Priority Date (as defined below) has occurred, the Wengen Securityholders’ Agreement generally provides that (i) in connection with any sale pursuant to the Laureate Registration Rights Agreement (as defined below), unless notified by any investor in Wengen that such investor does not desire for Wengen to sell the shares of Common Stock held by Wengen attributable to such investor, Wengen GP shall cause to be registered and sold up to a number of shares of Common Stock on behalf of each investor allocable to such investor’s underlying interest in Wengen, subject to pro rata cutbacks and (ii) the investors in Wengen can, with respect to their underlying ownership of Common Stock through Wengen, (a) prior to dissolution of Wengen and assuming Wengen has obtained any approvals required by law to enable Wengen to own less than 75% of the Common Stock, cause Wengen to transfer or sell such shares of Common Stock or transfer to such investor Common Stock for purposes of a transfer or sale by such investor, subject to limitations, or, (b) in the event Wengen has been dissolved, transfer or sell the shares of Common Stock received by such investors upon such dissolution, in each case, pursuant to Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to a block trade or underwritten offering pursuant to the Laureate Registration Rights Agreement; provided that, in the case of certain investors in Wengen other than the Wengen Investors, any transfers not pursuant to a registration statement are subject to a maximum aggregate sales amount not to exceed one percent of the outstanding Class A Common Stock during any three month period.  The Issuer has agreed to apply for and use best efforts to obtain regulatory approvals, if applicable, to enable Wengen to be dissolved.  For a period through the third anniversary of the IPO (subject to extension for an additional one-year period), all sales by Wengen at the direction of investors in Wengen (or by investors in Wengen of shares received from Wengen), and with respect to Douglas L. Becker, all sales of Common Stock, will be subject to the oversight (or, in the case of Douglas L. Becker, approval) of a coordination committee of the board of directors of the Issuer, initially composed of the Wengen Directors.

Conversion of Class B Shares

Shares of Class B Common Stock held by Wengen are convertible on a one-for-one basis into shares of Class A Common Stock (i) as determined by Wengen GP, (ii) upon transfers (other than certain transfers related to inheritance and estate planning) or (iii) in the event Wengen owns less than 15% of the Issuer’s Common Stock, in each case, in accordance with the Issuer’s Amended and Restated Certificate of Incorporation.  As set forth in the Issuer’s Amended and Restated Certificate of Incorporation,

Class A Common Stock and Class B Common Stock will each convert automatically into a single class of common stock on the date on which the number of outstanding shares of Class B Common Stock represents less than 15% of the aggregate combined number of outstanding shares of Class A Common Stock and Class B Common Stock.  The Issuer has agreed not to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation described in this paragraph without the approval of 75% in interest of the investors in Wengen.

Pass-Along Voting and Disposition Rights

The Wengen Securityholders Agreement provides that if Wengen is requested or required to vote in its capacity as a shareholder of the Issuer on any acquisition, merger or a sale of all or substantially all of the assets of the Issuer, Wengen GP will cause Wengen to vote all of the shares of Common Stock held by it in accordance with the instructions of each Wengen Investor, as if such investor held such shares of Common Stock directly.  In addition, the agreement provides that if Wengen is asked by the Issuer or any other person to tender or sell shares of Common Stock, Wengen must act in accordance in the instructions of each Wengen Investor as if such investor held such shares of Common Stock directly.  Further, Wengen GP shall designate the Wengen Directors (other than those designated individually by any of KKR, Sterling, Bregal or Cohen Private Ventures), at the direction of the majority in interest of the investors in Wengen.

The foregoing description of the Wengen Securityholders Agreement is qualified in its entirety by reference to the Wengen Securityholders Agreement, which is filed as Exhibit D to this Schedule 13D and incorporated by reference herein.

Registration Rights Agreement

In connection with the IPO, the Issuer, Wengen, Wengen GP and the other parties thereto entered into the Amended and Restated Registration Rights Agreement, dated as of February 6, 2017 (the “Laureate Registration Rights Agreement”), pursuant to which Wengen and the investors in Wengen have been granted certain registration rights with respect to their shares of Common Stock.  The Laureate Registration Rights Agreement grants Wengen, and any investors in Wengen, acting together to demand, up to a total of ten requests in the aggregate, registration of Common Stock, so long as such investors own 10% or more of the Common Stock held by Wengen and any investors in Wengen (including following the dissolution of Wengen), in the aggregate, or expect to receive proceeds in excess of $100 million, in the aggregate (or $50 million, in the aggregate, in the case of a shelf take-down), beginning 180 days following the completion of the IPO.  In the event that the Issuer registers any of its Common Stock pursuant to the Laureate Registration Rights Agreement, Wengen, the investors in Wengen and management (pursuant to a provision in the Management Stockholder’s Agreements (defined below)) have a “piggyback right” which allows them to require the Issuer to use its reasonable best efforts to include shares of Common Stock held by them in such registration, subject to certain limitations. If requested by the managing underwriter in connection with any underwritten offering made pursuant to a registration statement filed pursuant to the Laureate Registration Rights Agreement, each party will agree not to effect any sales of securities of the Issuer or to give a demand notice, in each case, during the period commencing on the date of the request and continuing for not more than 90 days after the date of such offering, subject to an extension period, if applicable. The Laureate Registration Rights Agreement also provides for the Issuer’s payment of certain expenses in connection with the filing of any such registration statements and the indemnification of Wengen, the investors in Wengen and management in connection with the registration of their securities.

The foregoing description of the Laureate Registration Rights Agreement is qualified in its entirety by reference to the Laureate Registration Rights Agreement, which is filed as Exhibit E to this Schedule 13D and incorporated by reference herein.

Preferred Stockholders Agreement

In connection with the issuance to certain investors of a new series of its Convertible Redeemable Preferred Stock, Series A (“Series A Preferred Stock”), the Issuer entered into a Stockholders Agreement, dated as of December 20, 2016 (the “Preferred Stockholders Agreement”), with Wengen, KKR, Snow Phipps and the other investors party thereto.  The Preferred Stockholders Agreement provides, among other things, that the shares of Series A Preferred Stock have tag along rights with respect to any proposed transfer of shares of Common Stock by Wengen.  The tag along rights terminate upon the earlier to occur of (x) the redemption of all of the shares of Series A Preferred Stock in accordance with the terms of the Certificate of Designations governing the Series A Preferred Stock (the “Certificate of Designations”) and (y) the earlier of (A) the date on which the closing of the Issuer’s first follow-on public offering following the IPO in which the holders of the Series A Preferred Stock receive net proceeds not less than the Priority Amount (defined in the Certificate of Designations) is consummated and (B) if then converted, the date which is 120 days (or if a registration is suspended, postponed or otherwise not available pursuant to the terms of the Series A Registration Rights Agreement (defined below), then an additional number of days equal to the length of such suspension, postponement or lack of availability) after the date on which an amount of Class A Common Stock issued upon conversion of the Series A Preferred Stock equal to or more than the Priority Amount has been registered pursuant to an effective registration statement in accordance with the terms of the Series A Registration Rights Agreement, or if earlier, the date on which at least the Priority Amount under such registration statement has been sold (the “Preferred Priority Date”).  Until the Preferred Priority Date, Wengen and, with certain exceptions, Douglas L. Becker, may not offer, sell, or otherwise transfer any equity securities of the Issuer.

The foregoing description of the Preferred Stockholders Agreement is qualified in its entirety by reference to the Preferred Stockholders Agreement and Certificate of Designations, which are filed as Exhibit G and F to this Schedule 13D, respectively, and incorporated by reference herein.

Series A Registration Rights Agreement

In connection with the issuance to certain investors of the Series A Preferred Stock, the Issuer entered into a Registration Rights Agreement, dated as of December 20, 2016 (the “Series A Registration Rights Agreement”), with Wengen, Douglas L. Becker, KKR, Snow Phipps and the other investors party thereto.  Pursuant to the Series A Registration Rights Agreement, the holders of the shares of Series A Preferred Stock are entitled to certain demand registration rights following conversion of the shares or within 45 days of the shares becoming required or entitled to be converted. The holders of Series A Preferred Stock also have certain piggyback registration rights with respect to registration statements and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

For underwritten offerings, the holders of the Series A Preferred Stock have priority to participate in any demand or piggyback registration up to the Priority Amount or until the Priority Amount is satisfied. Once the Priority Amount is registered or satisfied, the shares of the holders of the Series A Preferred Stock, Wengen and certain other stockholders with registration rights will then be included in the registration on a pro rata basis based upon the number of shares requested to be included in the offering, followed by the shares of the Issuer requested to be included in the offering; provided, however, that the shares of the Issuer will have priority over the shares of the holders of the Series A Preferred Stock, Wengen and certain other stockholders with registration rights for underwritten piggyback registrations initiated by the Issuer.

The Issuer will bear the expenses incurred in connection with the filing of any such registration statements in connection with the exercise of demand and piggyback registration rights by the holders of the Series A Preferred Stock.

The foregoing description of the Series A Registration Rights Agreement is qualified in its entirety by reference to the Series A Registration Rights Agreement, which is filed as Exhibit H to this Schedule 13D and incorporated by reference herein.

Management Stockholder’s Agreements

Each of the stockholders of the Issuer who are employees or directors or former employees or directors of the Issuer has entered into a stockholder’s agreement (the “Management Stockholder’s Agreements”) with the Issuer and Wengen that gives Wengen a proxy to vote such holder’s shares of the Issuer’s Class B common stock.

Subsequent to the IPO, the Management Stockholder’s Agreements permit each of the stockholders of the Issuer who are employees or directors or former employees or directors of the Issuer to participate in any sale of the Issuer’s common stock by Wengen or any of the investors in Wengen that is registered under the Securities Act, subject to customary underwriters’ restrictions including pro rata reduction and execution of customary custody and lockup agreements. The piggyback registration rights provided in the Management Stockholder’s Agreements expire upon a change in control of the Issuer. The registration rights also provide for the Issuer’s indemnification of the stockholders and their affiliates in connection with the “piggyback” registration of their securities.

The foregoing description of the Management Stockholder’s Agreements is qualified in its entirety by reference to the Form of Management Stockholder’s Agreement, which is filed as Exhibit I to this Schedule 13D and incorporated by reference herein.

Item 7.   Materials to be Filed as Exhibits.
Item 7 of the Initial Filing is amended to include the following:
Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of April 25, 2018, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25 2018

POINT72 ASSET MANAGEMENT, L.P.

By: /s/ Jason M. Colombo
Name:  Jason M. Colombo
Title:  Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

COHEN PRIVATE VENTURES, LLC

By: /s/ Kevin J. O’Connor
Name: Kevin J. O’Connor
Title: Authorized Person

STEVEN A. COHEN

By: /s/ Jason M. Colombo
Name:  Jason M. Colombo
Title:  Authorized Person